UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  August 4, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORM 6-K
Quarterly Report
For period ended June 30, 2008

CERTAIN DEFINITIONS

Unless otherwise indicated, references in this Quarterly Report to “Britannia Bulk Holdings Inc”, “we”, “us”, “our”, “Holdings” and the “Company” refer to Britannia Bulk Holdings Inc and its subsidiaries.  References in this Quarterly Report to the “Registration Statement on Form F-1” refer to Britannia Bulk Holdings Inc’s Registration Statement on Form F-1, originally filed with the US Securities and Exchange Commission on June 4, 2008, as subsequently amended on June 12, 2008 and June 16, 2008.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report includes “forward-looking statements” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations, competitive positions, the features and functions of and markets for the services we offer and business plans and strategies and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties.  The occurrence of the events described in this Quarterly Report, and the achievement of the expected results associated therewith, depend on many events, some or all of which are not predictable or within our control. Our actual results may differ materially from our expected results.

Forward-looking statements include, but are not limited to, such matters as:

•                                          our future operating of financial results;

•                                          expectations relating to dividend payments;

•                                          statements about pending or recent vessel acquisitions, business strategy and expected capital spending or operating expenses;

•                                          statements about shipping industry trends, including charter rates and factors affecting supply and demand;

•                                          our ability to obtain additional financing; and

•                                          expectations regarding the availability of vessel acquisitions.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. All future written and verbal forward-looking statements attributable to us, or any person acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

You should not unduly rely on these forward-looking statements in this Quarterly Report, as they speak only as of the date of this Quarterly Report. Except as required by law, we undertake no obligation, and specifically decline any obligation, to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Quarterly Report or to reflect the occurrence of unanticipated events.

See the information under the heading “Risk Factors” in our Registration Statement on Form F-1 for a discussion of important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.  These factors and the other risk factors described in our Registration Statement on Form F-1 are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I.  FINANCIAL INFORMATION

ITEM 1.              FINANCIAL STATEMENTS

Britannia Bulk Holdings Inc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three month ended June 30,		Six month ended June 30,
	2008	2007	2008	2007
Revenues
Contract of affreightment and voyage revenues	$179,682	$88,678	$376,481	$133,639
Time charter revenues	149,963	15,363	233,148	28,024
Demurrage and other revenues	16,309	6,233	28,696	9,914
Net gain on forward freight agreements	7,902	—	15,735	—
Total revenues	353,856	110,274	654,060	171,577

Operating expenses
Voyage expenses	63,920	22,635	127,639	40,550
Charter hire expenses	198,239	58,466	357,307	87,806
Commissions	13,267	3,672	24,091	5,608
Vessel operating expenses	11,674	5,396	20,812	8,907
Depreciation and amortization	10,331	5,769	19,477	8,474
General and administrative	18,803	6,343	29,253	8,354
Foreign currency transaction gains and losses, net	30	80	510	160
Total operating expenses	316,264	102,361	579,089	159,859
Operating income	37,592	7,913	74,971	11,718
Minority interest expense	—	—	—	(33)
Interest income	243	943	630	2,957
Interest expense	(5,757)	(5,803)	(11,835)	(11,616)
Loss on early extinguishment of debt	(36,870)	—	(36,870)	—

Income (loss) before taxes	(4,792)	3,053	26,896	3,026
Provision for taxes	(767)	(172)	(909)	(211)

Net income (loss)	$(5,559)	$2,881	$25,987	$2,815
Weighted average number of shares outstanding, basic	19,836,646	19,435,800	19,241,408	19,584,525
Basic earnings (loss) per share	$(0.28)	$0.15	$1.35	$0.14
Weighted average number of shares outstanding, diluted	19,836,646	19,435,800	19,241,408	19,584,525
Diluted earnings (loss) per share	$(0.28)	$0.15	$1.35	$0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Holdings Inc
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

	June 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$51,604	$55,207
Vessel acquisition account	—	544
Due from charters, net	45,077	43,749
Inventories	18,864	12,718
Deposits from charterers	20,894	9,272
Prepaid expenses	21,566	11,246
Deferred lease costs	10,477	20,840
Short term derivative asset	29,099	—
Other current assets	845	835
Total current assets	198,426	154,411

Vessels and other fixed assets, net	206,797	143,404
Deposits for construction of new vessels	81,560	76,796
Deferred drydocking costs, net	12,050	9,070
	300,407	229,270
Other assets
Deposits on vessels	—	4,120
Deferred financing costs, net	2,651	7,372

Total assets	$501,484	$395,173
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities
Accounts payable	$16,242	$4,086
Accrued expenses and other liabilities	51,603	30,230
Deferred revenue	22,904	16,568
Lease termination liability	12,047	19,135
Short term derivative liability	13,935	—
Taxes payable	1,482	1,142
Current portion of long-term debt	48,000	75,945
Total current liabilities	166,213	147,106

Long-term debt	122,000	175,290
Total liabilities	288,213	322,396
Commitments and contingencies
Stockholders’ equity
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 26,979,503 and 18,646,170 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively)	270	186
Additional paid-in capital	127,914	15,147
Retained earnings	83,430	57,444
Accumulated other comprehensive income	1,657	1,657
Total stockholders’ equity	213,271	72,777

Total liabilities and stockholders’ equity	$501,484	$395,173

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Holdings Inc
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Dollars in thousands, except share and per share amounts)
(Unaudited)

					Accumulated
			Additional		other	Total
	Common Stock		Paid-in	Retained	comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	income	Equity

Balances at December 31, 2006	19,734,902	$197	$15,994	$18,243	$—	$34,434
Net income	—	—	—	46,017	—	46,017
Repurchase of ordinary shares	(1,088,732)	(11)	(847)	(6,816)	—	(7,674)
Balances at December 31, 2007	18,646,170	186	15,147	57,444	—	72,777
Net income	—	—	—	25,986	—	25,986
Issuance of shares	8,333,333	84	111,808	—	—	111,892
Stock compensation	—	—	959	—	—	959
Effective of derivative instrument	—	—	—	—	1,657	—
Balances at June 30, 2008	26,979,503	$270	$127,914	$83,430	$1,657	$213,271

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Holdings Inc
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

	Six months ended June 30,
	2008	2007
Cash flows from operating activities
Net income	$25,987	$2,815
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19,477	8,474
Amortization of note discount and debt issuance costs	6,795	1,419
Minority interest	—	33
Stock compensation	959	—
Net mark to market gain on FFA derivatives	(13,507)	—

Changes in operating assets and liabilities
Due from charters	(1,328)	(6,891)
Vessel acquisition account	544	8,592
Inventories	(6,146)	(6,807)
Deposits from charterers	(11,621)	(5,118)
Prepaid expenses	(6,246)	(3,026)
Other current assets	(9)	(43)
Payments for drydockings	(6,394)	(487)
Accounts payable, accrued expenses and other liabilities	33,529	11,626
Deferred revenue	6,336	190
Deferred lease costs	10,363	—
Lease termination liability	(7,088)	388
Taxes payable	341	(212)

Net cash provided by operating activities	51,992	10,953

Cash flows from investing activities
Payments and deposits for vessels and other fixed assets	(79,816)	(1,631)
Purchase of minority shareholding	—	(160)

Net cash used in investing activities	(79,816)	(1,791)

Cash flows from financing activities
Proceeds from borrowings	170,000	—
Repurchase of shares	—	(2,758)
Repayment of borrowings	(252,070)	—
Issuance of common stock, net of issuance costs	111,891	—
Payments of deferred financing costs	(5,600)	(411)
Net cash provided by (used in) financing activities	24,221	(3,169)

Net increase (decrease) in cash and cash equivalents	(3,603)	5,993
Cash and cash equivalents at beginning of period	55,207	17,170
Cash and cash equivalents at end of period	$51,604	$23,163

Supplementary disclosures of cash flow information
Cash paid for interest	$1,184	$11
Cash paid for taxes	$613	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRITANNIA BULK HOLDINGS INC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

1.             Basis of presentation and general information

The accompanying condensed consolidated financial statements include the accounts of Britannia Bulk Holdings Inc (“Holdings”), a company incorporated under the laws of the Republic of the Marshall Islands, and it’s wholly owned or controlled subsidiaries (collectively with Holdings, the “Company” or “Britannia Bulk”).  The Company is a provider of dry bulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe.  The Company’s customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

Holdings completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $ 116,250. The Company’s common shares are listed on the NYSE under the ticker symbol “DWT”.

In May 2008, Britannia Bulk Holdings Plc carried out a corporate reorganization.  This corporate reorganization involved the incorporation of Holdings under the laws of the Republic of the Marshall Islands and the exchange by the shareholders of Britannia Bulk Holdings Plc of their ordinary shares for shares of common stock of Holdings. Shareholders of Britannia Bulk Holdings Plc received 227 shares of common stock of Holdings for each 100 shares of Britannia Bulk Holdings Plc exchanged.  The Amended Articles of Incorporation of Holdings provide for 1,000,000,000 authorized shares of common stock at a par value of $0.01 per share. As a result of the reorganization, the former stockholders of Britannia Bulk Holdings Plc became the shareholders of Holdings, and Britannia Bulk Holdings Plc became a wholly owned subsidiary of Holdings.

The accompanying condensed consolidated financial statements are unaudited and do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America (“US GAAP”).  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  The condensed consolidated balance sheet as of December 31, 2007 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by US GAAP for annual financial statements.  These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Registration Statement on Form F-1, originally filed with the US Securities and Exchange Commission on June 4, 2008, as subsequently amended on June 12, 2008 and June 16, 2008, (the “Registration Statement”).  Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

BRITANNIA BULK HOLDINGS INC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

The principal activities of Holdings’ subsidiaries are as follows:

Name	Owned	Country of incorporation	Principal activity
Britannia Bulk Holdings Plc	100.00%	England and Wales	Holding company
Britannia Bulk Plc	100.00	England and Wales	Ship operator
Britannia Bulkers Plc	99.99	England and Wales	Ship operator
Britannia Bulk Finance Ltd	100.00	England and Wales	Finance company
BBL Denmark Holding A/S	100.00	Denmark	Holding company
Britannia Bulk S.A.	100.00	Panama	Ship owner and operator
Flagship Maritime S.A.	100.00	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100.00	Panama	Ship owner and operator
Danmar Shipping S.A.	100.00	Panama	Ship owner and operator
Northern Star Navigation S.A.	100.00	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100.00	Panama	Ship owner and operator
Channel Bulk Services S.A.	100.00	Panama	Tug owner and operator
Great Belt Shipping Company	100.00	Panama	Ship owner and operator
Atlantic Bulk Services S.A.	100.00	Panama	Ship owner and operator
Western Bulk Services S.A.	100.00	Panama	Ship owner and operator
International Bulk Services S.A.	100.00	Panama	Ship owner and operator
Unity Bulk Services S.A.	100.00	Panama	Ship owner and operator
Eastern Bulk Services S.A.	100.00	Panama	Dormant
Southern Bulk Services S.A.	100.00	Panama	Dormant
Britannia Bulk Coasters Plc	100.00	England and Wales	Dormant
Force Bulk Services S.A.	100.00	Panama	Dormant
Ice Bulk Services S.A.	100.00	Panama	Dormant
Orion Bulk Services S.A.	100.00	Panama	Dormant
British Bulk Transport S.A.	100.00	Panama	Dormant
British Bulk Services S.A.	100.00	Panama	Dormant
British Bulk Carriers S.A.	100.00	Panama	Dormant
Britannia Bulk Services S.A.	100.00	Panama	Dormant
Britanic Bulk Services S.A.	100.00	Panama	Dormant
Nordel Bulk Services S.A.	100.00	Panama	Dormant
Maden Bulk Services S.A.	100.00	Panama	Dormant
Seamoon Bulk Transport S.A.	100.00	Panama	Dormant
Inmotion SEA Transport S.A.	100.00	Panama	Dormant
Oceanic Bulk Services S.A.	100.00	Panama	Ship owner and operator
Enterprise Bulk Services S.A.	100.00	Panama	Ship owner and operator
Britannia Bulk DK A/S	100.00	Denmark	Tug and barge owner and operator
Britannia Bulkers A/S	100.00	Denmark	Ship operator
Svendborg Ship Management A/S	100.00	Denmark	Ship management
Svendborg Marine Surveyors A/S	100.00	Denmark	Marine surveyor
Inspecciones Maritimas de Costa Rica S.A.	100.00	Costa Rica	Marine surveyor

BRITANNIA BULK HOLDINGS INC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

Fleet

As of June 30, 2008, the Company owns and operates a fleet of thirteen dry bulk vessels, five barges and four tugs.

Vessel name	dwt	Year built	Delivery date	Price

Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	2,100
Adventure II	38,871	1980	May 27, 2004	7,100
Voyager II	33,288	1986	November 26, 2004	13,776
Discovery II	32,813	1984	April 8, 2005	11,500
Navigator II	69,146	1998	February 27, 2007	28,500
Endurance II	70,029	1994	April 10, 2007	36,735
Endeavour II	70,003	1994	May 8, 2007	36,735
Commander II	31,431	1983	May 2, 2007	10,750
Enforcer II	23,794	1981	July 11, 2007	6,244
Defiant II	10,800	1978	January 16, 2008	5,700
Ice Trader II	43,705	1995	February 14, 2008	35,500
Ice Power II	43,705	1995	February 18, 2008	35,500
Barges
Drejoe II	15,820	1991	December 1, 2005	2,138
Hjortoe II	15,820	1992	December 1, 2005	2,138
Sioe II	15,820	1991	December 1, 2005	2,138
Skaroe II	15,820	1992	December 1, 2005	2,138
Iholm II	9,330	1978	October 2, 2006	1,400
Tugs
Bregninge II	106	1983	December 1, 2005	1,584
Troense II	105	1983	December 1, 2005	1,584
Vindeby II	105	1980	December 1, 2005	1,584
Vornaes II	321	1970	February 9, 2007	1,000

Reclassifications and adjustment

Certain prior period amounts have been reclassified to conform to the current period presentation.

In connection with the preparation of our December 31, 2007 year-end financial statements, certain adjustments were identified that impacted net income for the quarter ended June 30, 2007 and have been reflected in the accompanying financial statements for that period.  The adjustments were immaterial both individually and in the aggregate to the financial statements taken as whole.

Recently adopted accounting principles

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States (“GAAP”), and expands disclosures about fair value measurements.  SFAS 157 applies whenever other standards require, or permit, assets or liabilities to be measured at fair value.  The adoption of SFAS 157 did not have an impact on the Company’s Consolidated Financial Statements.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115” (SFAS 159).  SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.

BRITANNIA BULK HOLDINGS INC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)
(Unaudited)

There were no fair value elections in accordance with SFAS No. 159.  The adoption of SFAS 159 did not have an impact on the Company’s Consolidated Financial Statements.

2.             Earnings per share

Basic earnings per share are computed by dividing net income available to stockholders by the weighted average number of shares outstanding during the period.  Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised.  The per share computations for all periods presented reflect the impact of a series of stock splits that occurred during the period from May 27, 2008 to June 2, 2008 that resulted in a 227 for 100 stock split.

The components of basic and diluted income per share are as follows (in thousands, except share and per share amounts):

	(Unaudited) Three months ended June 30,		(Unaudited) Six months ended June 30,
	2008	2007	2008	2007

Net income (loss)	$(5,559)	$2,881	$25,987	$2,815

Average outstanding shares of common stock	19,836,646	19,435,800	19,241,408	19,584,525
Dilutive effect of stock options	—	—	—	—

Common stock and common stock equivalents	19,836,646	19,435,800	19,241,408	19,584,525

Basic earnings (loss) per share	$(0.28)	$0.15	$1.35	$0.14

Diluted earnings (loss) per share	$(0.28)	$0.15	$1.35	$0.14

As their effects would have been antidilutive, the Company’s stock options have been excluded from the calculation of diluted earnings per share.

3.             Acquisitions

Vessel Acquisitions

The Company entered into six memoranda of agreement, each dated November 8, 2007, for the acquisition of a total of six new-build ice-class Panamax bulk carrier vessels for $59.4 million each ($356.4 million in aggregate).  The vessels are due for delivery by June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010, and September 30, 2010, respectively.

On January 16, 2008, we took delivery of one ice-class Handysize vessel for $5.7 million, and two ice-class Handymax vessels on February 14, and February 18, 2008 for $35.5 million each.

Acquisition of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S

On May 1, 2007, Britannia Bulk completed the purchase of the remaining minority interest holding of 32% of the shares in Svendborg Ship Management A/S for a total of $160.  This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

4.             Allowance for doubtful accounts

Allowances for doubtful accounts have been recorded at June 30, 2008 and December 31, 2007 of  $3,464 and  $ 974, respectively.

5.             Inventories

Inventories are primarily comprised of bunker fuel with balances at June 30, 2008 and December 31, 2007 of $18,261 and $12,252, respectively.

6.             Vessels and other fixed assets and deferred drydocking costs

Vessels and other fixed assets and deferred drydocking costs shown in the accompanying condensed consolidated balance sheets consist of the following:

	June 30, 2008 (unaudited)	December31, 2007
Vessels	$250,800	$172,685
Furniture and fixtures	900	692
Building	692	661
	252,392	174,038
Less accumulated depreciation	(45,595)	(30,634)
	$206,797	$143,404
Deposits on new vessel	$81,560	$76,796
Deferred drydocking costs	$23,363	$15,911
Less accumulated amortization	(11,313)	(6,841)
	$12,050	$9,070

Depreciation and amortization expense for the three months ended June 30, 2008 and 2007, was $10,287 and $5,769, respectively. Depreciation and amortization expense for the six months ended June, 2008 and 2007, was $19,432 and $8,474, respectively.

7.             Short-term debt

On November 2, 2007, Britannia Bulk Finance Limited (“BBF”), a 100% owned subsidiary of the Company, entered into memoranda of agreement to provide financing for the acquisition of the six new-built ice class Panamax bulk carriers.  Pursuant to the terms of the memoranda of agreement, BBF will acquire the six 74,500 dwt Panamax bulk carrier vessels for approximately $59,400 each.  The acquisitions are subject to the satisfaction of customary closing conditions and there can be no assurance that the acquisitions will be consummated.

In connection with the acquisition of these six vessels, BBF, as borrower, and Holdings, as guarantor, entered into a $74,500 credit agreement dated November 6, 2007, as amended and restated on November 22, 2007, to increase the principal amount to $75,900.  The loan was repayable on November 27, 2008.  The facility was drawn in full and bore interest at LIBOR (plus mandatory costs), plus a margin of between 6.5% and 13% per annum. Goldman, Sachs & Co. had a first priority lien on the property purchased with the proceeds from the facility.  The senior credit facility required that the Company maintain certain financial covenants.  This facility was repaid on June 23, 2008 with a portion of the proceeds from our recent equity offering.

On February 13, 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II, our wholly owned subsidiary, Britannia Bulk Plc, as borrower, entered into a loan agreement relating to a secured bridge term loan facility with Lloyds TSB Bank Plc as original lender, agent and security trustee.  Pursuant to the terms of the loan agreement, two of our wholly owned subsidiaries, Enterprise Bulk Services S.A. and Oceanic Bulk S.A., entered into

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

guarantee agreements with the security trustee.  The secured bridge term loan facility consisted of a $30,000 term bridge loan facility expiring on November 27, 2008 and bore interest at a rate equal to LIBOR plus 2%.  This facility was repaid on June 23, 2008 with a portion of the proceeds from our recent initial public offering.

8.             Long-term debt

On November 16, 2006, Britannia Bulk Plc raised $185,000 through a private placement bond issue of 11% Senior Secured Notes (the “Notes”).  The Notes were subject to an Indenture Agreement between Britannia Bulk and Wilmington Trust Company, as trustee for the Note holders (the “Indenture”).  The Notes were due to mature on December 1, 2011.  The Notes were issued at a discount rate of 93.622%, resulting in net proceeds of $173,201 to Britannia Bulk.  The Notes accrued interest at a rate of 11% of the principal amount per annum. Interest on the Notes was payable semi-annually in arrears on December 1 and June 1 of each year, and commenced on June 1, 2007.

The net proceeds to Britannia Bulk, after payment of fees incurred in connection with the issuance of the Notes, of $166,374 were used to repay all other then outstanding long-term debt of $20,724, fund working capital requirements of $5,650 and to fund the Vessel Acquisition Account, described below.

The Notes were secured by a first priority lien for the benefit of the holders of the Notes by (i) Britannia Bulk’s existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account.  The acquisition cost of the vessels used as collateral was $171,333.

On June 23, 2008, the closing date of our recent equity offering, our subsidiary Britannia Bulk plc satisfied and discharged its obligations under the Notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of the equity offering, drawings under this new secured term loan facility and amounts held in the vessel acquisition account (described below) for the holders of the Notes.  Britannia Bulk Plc has redeemed its senior secured notes in full in accordance with the provisions of the indemnity governing the Notes.

Vessel Acquisition Account

Concurrently with the issuance of the Notes, Britannia Bulk deposited into a Vessel Acquisition Account the sum of $140,000.  The Vessel Acquisition Account was a secured collateral account administered by the Wilmington Trust Company, for the benefit of the Note holders.  These funds were released for the purpose of purchasing vessels, subject to certain conditions, including that the vessels become collateral for the Notes.  Amounts in the Vessel Acquisition Account were released to make certain interest payments and to make certain capital expenditures.  The proceeds deposited into the Vessel Acquisition Account were invested in United States Treasury Bills.  Deposits in the Vessel Acquisition Account have generated interest income of $ 41 and $ 760 for the three months ended June 30, 2008 and 2007, respectively.  Deposits in the Vessel Acquisition Account have generated interest income of $ 111 and $ 2,430 for the six months ended June 30, 2008 and 2007, respectively.

Upon satisfaction and discharge of the indenture on June 23, 2008, the collateral interest in the vessel acquisition account was released by Wilmington Trust Company and used in part for the refinancing and repayment of existing debt.

New Secured Term Loan Facility

Our wholly owned subsidiary, Britannia Bulk Plc, as borrower, entered into a loan facility agreement dated May 23, 2008, with Lloyds TSB Bank Plc as arranger and Nordea Bank Denmark A/S as facility agent and security trustee (the “Facility Agreement”).  The facility provided under the Facility Agreement consists of a term loan facility (the “Facility”) of $170.0 million and is for the purpose of providing Britannia Bulk Plc with funds which, together with the proceeds of our recent equity offering and cash on hand, was used to refinance the existing senior secured bridge facility and the secured bridge facility, each as described above, as well as the senior secured notes of Britannia Bulk Plc.  The Facility, which is guaranteed by the Company and by each subsidiary of Britannia Bulk plc (together,

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

the “Subsidiary Guarantors”), bears interest at a rate equal to USD LIBOR, plus a margin of 1.75% per annum on the outstanding Facility amount.  The Facility is for a term of five years from the date of drawdown.  The Facility amount will be partly repaid in 20 consecutive quarterly instalments in line with the agreed repayment schedule set out in the Facility Agreement, with the first instalment becoming due and payable approximately three months after the date of drawdown.  An additional final balloon instalment equal to the outstanding Facility amount will become due simultaneously together with the twentieth instalment.

The Facility Agreement includes (i) covenants regarding compliance with regulations, management, inspection, employment and charter of the 13 Vessels which secure the Facility, and (ii) restrictions on the Subsidiary Guarantors’ ability to engage in any other business; the Subsidiary Guarantors’ ability to incur debt and other liabilities; the creation of security over the Subsidiary Guarantors’ assets; amalgamation, merger or reorganisation of the obligors; and certain transactions with affiliates.  The Facility documentation also requires that the Company maintain certain financial ratios, including the fair market value of the vessels Navigator II, Endeavour II, Endurance II, Ice Trader II and Ice Power II must be at least 140% of the outstanding facility amount; liquidity (defined as the sum of the Company’s free and available cash and readily marketable securities) of not less than the greater of $20.0 million or 6.25% of net interest bearing debt of the Company’s consolidated group; a ratio of EBITDA to net interest expense of not less than 2.5 to 1.0; and a stockholders’ equity to total asset ratio of not less than 30%.  As of 30 June, 2008, the Company has complied with all applicable covenants.

9.             Loss on early extinguishment of debt

The Company recorded a loss on the early extinguishment of its Notes aggregating $32,766 pursuant to the Notes’ redemption premiums.  Consistent with the terms of an Indenture dated November 16, 2006, the Company redeemed 35% of the aggregate principal amount of the Notes at a redemption price of 112.75% of the accreted value of the Notes, plus accrued and unpaid interest to the date of redemption.  The remaining 65% of the aggregate principal amount outstanding on the Notes was redeemed for 118.9% of their accreted value, plus accrued and unpaid interest to the date of redemption.  The redemption premium together with the write off of deferred financing costs of $5,441 for the early extinguishment of the Company’s Notes has been expensed during the quarter ended June 30, 2008.

10.           Fair value of financial instruments

The principal financial assets of the Company consist of cash on hand and at banks, the vessel acquisition account and accounts receivable due from charters.  The principal financial liabilities of the Company consist of long-term debt and accounts payable and accrued expenses and other liabilities.

The carrying values of cash and cash equivalents, vessel acquisition account, due from charters, accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

The Company adopted the provisions of SFAS 157 as of January 1, 2008. SFAS 157 is a technical standard which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1—observable inputs such as quoted prices in active markets;

Level 2—inputs, other than the quoted market prices in active markets, which are observable, either directly or indirectly; and

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

Level 3—unobservable inputs in which there are little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are to be measured at fair value and are based on one or more of the three valuation techniques noted in SFAS 157.  The valuation techniques are as follows:

(a)           Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets;

(b)           Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)           Income approach. Techniques to convert future amounts to a single present amount based on expectations (including present value techniques, option-pricing and excess earnings models).

Short term liabilities and Long Term Debt

The estimated fair values of the Company’s debt instruments are as follows:

	June 30, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value

Variable rate debt	$—	$—	$75,945	$75,945
Fixed rate debt	170,000	170,000	175,290	190,550

The estimated fair values of the Company’s variable rate short and long term debt approximates its individual carrying amount due to its short-term maturity or the variable-rate nature of the respective borrowing as of June 30, 2008.

The fair value of the fixed-rate debt is based on the current quoted market rates for the Company’s securities.

Forward Freight Agreements (“FFAs”)

The Company enters into drybulk FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business.  By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages it financial risk associated with fluctuating market conditions.  In entering into these contracts, the Company has assumed the risk that counterparties may fail to meet the terms of their contracts.  None of the Company’s FFA derivatives qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations.  The FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, which contracts generally range from one month to one year and settle monthly based on a published index. Realized gains or losses from FFAs are recognized monthly concurrent with monthly cash settlements.  The unrealized gains or losses of the FFAs not qualifying for hedge accounting are recorded in the statement of operations under “gains on forward freight agreements”.  Entering into FFAs could lead to material fluctuations in the Company’s reported net income on a period-to-period basis.  The Company classifies cash flows related to derivate financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

During the six months ended June 30, 2008, the Company entered into 37 FFAs.  These are shown at fair market value through the statement of operations.  The net gains from FFAs amounted to $ 7,902 and $ - for the three months ended June 30, 2008 and 2007, respectively. The net gains from FFAs amounted to $ 15,735 and $ - for the six months ended June 30, 2008 and 2007, respectively.

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

During the three months ended June 30, 2008 the changes in net unrealized gains on FFAs amounted to $7,902. During the six months ended June 30, 2008 the changes in net unrealized gains on FFAs amounted to $13,507.

Fuel hedge

The Company is exposed to the effect of changes in the price and availability of bunker fuel.  To manage this risk, in May 2008, the Company entered into an agreement in principle to purchase a specified quantity of fuel at a specified price over a period of one year, commencing on June 1, 2008.  The agreement qualified as a cash flow hedge for accounting purposes at June 30, 2008.

Assets and liabilities measured at fair value on a recurring basis during the period are as follows:

	Fair value at June 30, 2008	Quoted in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Fair Value Measurement Using Unobservable Inputs (Level 3)	Valuation Technique
FFA derivative assets	$27,442	$—	$27,442	—	Market
FFA derivative liability	$13,935	—	$13,935	—	Market
Fuel hedge derivative	$1,657	—	$1,657	—	Market

The fair value of the FFAs and the fuel hedge is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

A summary of derivative assets and liabilities on the Company’s balance sheets is as follows:

	June 30, 2008
	Freight derivative	Fuel Hedge	Total

Short term derivative asset	$27,442	$1,657	$29,099
Short term derivative liability	(13,935)	—	(13,935)
	$13,507	$1,657	$15,164

11.           Revenue from time charters

The Company’s vessels are available for hire. Total revenue earned on time charters for the three months ended June 30, 2008 and 2007 were $149,963 and $15,363, respectively. Total revenue earned on time charters for the six months ended June 30, 2008 and 2007 were $233,148 and $28,024, respectively

Future minimum time charter revenue based on vessels committed to non cancellable time charter contracts is as follows:

Dollars in thousands at June 30, 2008:
2008	$123,397
2009	32,445
2010	15,998

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

12.           Commitments

The Company entered into a new lease agreement for office space in London, United Kingdom during the year ended December 31, 2006.  Rent expense for the three months ended June 30, 2008 and 2007, was $81 and $99, respectively.  Rent expense for the six months ended June 30, 2008 and 2007, was $167 and $190, respectively.  The length of the lease on the new office occupied from January 2007 is 8 years.

Future minimum lease payments in respect of office space are as follows:

Dollars in thousands at June 30, 2008:
2008	$134
2009	269
2010	269
2011	269
2012	269
Thereafter	397

The Company has also entered into time charters with various expiration dates through September 2013. Minimum charter hire payments due for the next five years, including time charters entered into through May 2015 are as follows:

Dollars in thousands at June 30, 2008:
2008	$463,104
2009	447,968
2010	214,007
2011	172,409
2012	122,387
Thereafter	213,867

The Company entered into a two year time charter out agreement for one of its owned vessels on February 27, 2007 at a rate of $25 per day and subsequently time chartered back the vessel on October 26, 2007 at a rate of $65 per day for the remainder of the hire term ending on March 30, 2009.  The Company has accounted for the time charter in arrangement as a modification of the time charter out agreement that was in substance a termination of the time charter out arrangement.  The net remaining excess payments of the time charter in over the time charter out payments of $20,840 has been accounted for as a direct cost of obtaining the necessary resources to service a contract of affreightment (“COA”) that commenced in January 2008.  These direct costs have been reflected as an asset that will be recognized as an expense over the new COA.  This asset is being amortized over the expected term of the new COA from January 2008 and ending in December 2008, and the liability will be reduced until the remaining hire term expires on March 30, 2009.

Fuel Hedge

In May 2008, the Company entered into an agreement in principle for the purchase of a fixed quantity of bunker fuels at a total fixed price of $47,444, to be delivered and paid for over a period ending on May 31, 2009. The contract is designated as a cash flow hedge and, accordingly, the effective portion of the unrealized gains or losses resulting from changes in fuel prices will be recorded in other comprehensive income, a component of stockholders equity.  The amount outstanding on the contract at June 30, 2008 was $43,843.

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

13.           Stockholders’ equity

Share Repurchase

In April 2007, the Company entered into a purchase agreement with North Western Neva Limited (“Neva”), a stockholder, to repurchase 986,745 shares of its common stock in three separate tranches.  The purchase of the first tranche was completed on April 16, 2007 for 362,911 common shares for a total consideration of $2,758.  The purchase of the second tranche was scheduled for April 15, 2008 for 362,911 common shares for a total consideration of $2,758.  The purchase of the third tranche was scheduled for April 15, 2009 for 260,922 common shares for a total consideration of $1,984.  The purchase agreement also included a provision whereby the Company’s stockholders had the option to purchase the remaining shares of 101,989 held by Neva for $775.

In November 2007, this agreement was amended, enabling Britannia Bulk to complete the repurchase of the outstanding second and third tranches of common shares immediately.  As a result of the amendment on November 14, 2007, Britannia Bulk repurchased 623,834 common shares for $4,742.

Simultaneous with the execution of the amended agreement, the Company’s chief executive officer purchased the remaining 101,989 common shares held by Neva who in turn sold those shares to Britannia Bulk for $150 pursuant to a plan approved by the Company’s board.

14.           Stock options

On June 2, 2008, the Company granted options to certain key employees of an aggregate of 1,025,539 shares at an exercise price of $11.90 per share.

A summary of stock option activity for the three months ended June 30, 2008 is presented below:

Executive Stock Option Plan
Balance January 1, 2008	—
Granted	1,025,539
Forfeited	—
Exercised	—
Balance June 30, 2008	1,025,539

Exercisable at June 30, 2008	256,385

The fair value per option for all awards granted in the three months ended June 30, 2008 was $3.74.

The stock options vest over a period of 4 years (25% vesting on the flotation date, 25% on the first anniversary of the flotation date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date).

The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model. Key assumptions used in estimating the grant date fair value of the options granted were as follows:

Dividend Yield	7.4%
Expected Volatility	41.14%
Risk-free interest rate	3.18%
Expected life	4.5 years
Forfeiture rate	0%

The Company recognised a non-cash compensation expense of $959 for the three months ended June 30, 2008. As of June 30, 2008 unrecognised compensation expenses associated with the options was $2,878, the Company expects to recognise this expense over the next 4.5 years.

BRITANNIA BULK HOLDINGS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

15.           Contingencies

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims.  Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.  The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its customers, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities.  The Company’s maximum exposure under these arrangements is unknown as of June 30, 2008.  The Company does not anticipate recognizing any significant losses relating to these arrangements.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes included elsewhere in this Quarterly Report as well as in conjunction with our Registration Statement on Form F-1, originally filed with the US Securities Exchange Commission on June 4, 2008, as subsequently amended on June 12, 2008 and June 16, 2008, respectively (the “Registration Statement on Form F-1”).  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Cautionary Note Regarding Forward Looking Statements” included elsewhere in this Quarterly Report and “ Risk Factors” included in our Registration Statement on Form F-1.

Overview

We are an international provider of drybulk shipping and maritime logistics services with a leading market position in transporting drybulk commodities in and out of the Baltic region.  Our current owned fleet is diversified and consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean going ice-class barges, and four ice-class tugs. Ice-class vessels are those that have been specifically constructed and certified for transportation in icy conditions, which are a particular feature of the Baltic region for approximately half of each year.  We have contracted to purchase an additional six Panamax ice-class drybulk vessels, which are scheduled to be delivered between June 2009 and September 2010.  Upon delivery of these additional vessels, based on our owned deadweight tonnage, or dwt, capacity as at June 30, 2008, we will increase our dwt capacity by approximately 72% to approximately 1,067,460 and our owned fleet will consist of 28 vessels, including 19 drybulk vessels, 11 of which will be ice-class.  This expansion of our fleet will not only provide a base from which to significantly grow our revenue and earnings in the future, but will also extend our leading position in ice-class service. Based on our market knowledge, there are currently fewer than 10 ice class Panamax drybulk vessels which are less than 10 years old and, following delivery of our new builds, we believe we will own one of the largest and most modern fleets of ice class Panamax drybulk vessels in the world.

To complement our owned fleet, we actively charter-in a significant number of vessels to increase our overall dwt capacity and enhance our service to our customers.  As at June 30, 2008, the number of chartered-in drybulk vessels under our control was 53, nine of which were ice-class.  These chartered-in vessels added dwt capacity of 2,906,975 significantly increasing our total fleet of controlled vessels.  Revenues from our chartered-in tonnage have grown significantly in the last year as we have expanded our fleet, broker network and customer base.  Furthermore, this growth has been aided by a stronger overall demand in the drybulk shipping market, coupled with strong freight rates and increased trade for the commodities that we transport.  The combination of owning and chartering in our fleet provides us with the flexibility to capitalize on profitable opportunities.

In addition to vessel operation and chartering, we also provide maritime logistics services for our customers.  These logistics services include port modification, fendering (the provision of materials used to prevent damage to vessels when docking), lightening, dredging of berths to accommodate larger vessels, maximizing vessel throughput in ports, provision of floating cranes and self-discharging equipment.  We believe that our maritime logistics services enhance our profitability, add value and depth to the services that we can provide and result in stronger relationships with our customers, which in turn enhance our customer retention and create new and repeat business opportunities.

Our managed drybulk vessels serve a wide variety of ports and carry multiple cargoes, while our tug and barge vessels provide the flexibility for us to serve ports that are too small or otherwise unable to accommodate traditional drybulk vessels.  We derive a significant portion of our revenue from the short-haul transportation of coal, fertilizers, scrap metals, iron ore, grain and other bulk cargoes from ports in the Baltic region, to countries in northern and western Europe, including the United Kingdom, Denmark and Germany.  In addition, we transport these bulk cargoes from the Baltic region along global trade routes to India, Brazil and Argentina, and across Southeast Asia trade routes, from India to China, and from Australia to India.  A typical long-haul trade route for us would involve the transportation of Baltic sourced fertilizers to Brazil and Argentina, and the transportation of South American sourced grain back to Europe.

We generate revenue by charging customers for the transportation of their products utilizing our fleet of owned and chartered-in vessels.  These services are generally provided under the following three basic types of contractual relationships: (i) time charters; (ii) COAs; and (iii) spot charters.

We manage the size and composition of our fleet by owning and chartering vessels to adjust to anticipated changes in demand for our fleet and market rates.  We aim to achieve an appropriate balance between owned vessels and chartered-in vessels, both on long and short term contracts.

Trend Information

We have grown significantly in 2008, during which time our business profile has continued to diversify.  During the first and second quarters of 2008, of our cargoes transported, no single customer represented more than 9% and 8%, respectively, of revenue (compared to 10% in 2007 and 21% in 2006).  We also transport a broad range of cargoes using a variety of vessel sizes across a number of trade routes.  In particular, during second quarter of 2008 compared to the comparable period in 2007, our Panamax business grew significantly by 534% to represent 53%, of our overall business in terms of revenues.  Our next largest vessels, Handymax and Handysize, represented 29% and 18%, respectively, of our business in the second quarter of 2008.  This change in our vessel mix was the result of both substantial vessel acquisitions made in the 2007 fiscal year and the first quarter of 2008, as well as a significant increase in our chartered in capacity.

This underlying growth is also reflected in our broader geographic spread of trade routes we are now undertaking for our customers. We have grown our North and South American business routes to 21%, of our second quarter 2008 business compared to 12% of our second quarter 2007 business. While coal still represented about 45% and 32%, respectively, of the cargo we transported in the second quarter of 2008 and in the second quarter of 2007, we significantly increased our shipments of fertilizers, agricultural products (such as grain) and scrap, among other commodities.  Time charters accounted for about 42% and 14%, respectively, of our revenues in the second quarter of 2008 and the second quarter of 2007, representing the second largest use of our total owned and chartered in capacity after shipments of coal.

Principal Types of Shipping Contracts

Time Charters

A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as trip charter.  The charterer pays all voyage related costs.  The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs.

COAs

A COA relates to the carriage of multiple cargoes of a given commodity over the same route and enables the COA holder to nominate different vessels to perform individual voyages.  Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which term ranges from a few weeks to over a year.  All of the vessel’s operating expenses and capital costs are borne by the vessel owner.  The freight rate normally is agreed on a US$ per cargo tonne basis.

Spot Charters

A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms.  Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading.  The owner of the vessel receives payment on a per cargo tonne basis.  The owner is responsible for the payment of all expenses, including voyage and operating expenses and capital costs of the vessel.

Charter Rates

Charter rates fluctuate by varying degrees amongst the drybulk carrier size categories.  Because the volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels, charter rates (and vessel values) of larger ships tend to be more volatile.  Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.  Charter rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment, may play a role.  Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

Lack of Historical Operating Data for Secondhand Vessels before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process performed when we acquire secondhand vessels.  We do not obtain the historical operating data for the vessels from the sellers as that information is rarely material to our decision to acquire the vessel, nor do we believe it would be helpful to our stockholders in assessing our business or prospects.  Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records.  The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel.  In addition, any technical management agreement between the seller’s technical manager and the seller is or will be automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

In purchasing each secondhand vessel, we are required to take the following steps before the vessel can commence operations:

•                                          replace all hired equipment on board, such as gas cylinders and communications equipment;

•                                          negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

•                                          register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•                                          implement a new planned maintenance program for the vessel;

•                                          change classifications; and

•                                          assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Factors Affecting Our Results of Operations

Our operating results depend upon a number of factors, including, among other things, demand for our services, voyage revenues and expenses, and vessel operating expenses. In addition, our results of operations are impacted by certain factors as described under “Cautionary Note Regarding Forward Looking Statements” in this Quarterly Report and “Risk Factors” included in our Registration Statement on Form F-1.

Components of Revenue and Expense

Revenues

Our revenues are primarily dependent upon rate levels in the international shipping markets, the demand for drybulk shipping services, principally throughout the Baltic region, and our ability to maximize our revenues driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues and the charter rates under our charters.  The demand for our services is significantly impacted by the demand for movement of our most important cargoes, including coal, fertilizers, scrap metals, iron ore and grains.  A material change in the demand for these products can significantly affect our overall fleet utilization and our overall results of operations.

Furthermore, our revenues and charter rates may be significantly affected by a number of factors, including: the overall size and number of vessels in our fleet; supply and demand in the drybulk transportation market; strategic and successful positioning of vessels to maximize voyage revenues; amount of off-hire time that our vessels experience undergoing drydocking, repairs, maintenance and upgrade work; and the age, condition and specifications of the vessels in our fleet.

Vessels operating on period time charters or under COAs provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions.  Vessels operating in the spot charter market generate revenues that are less predictable and more volatile, but may enable us to capture increased profit margins during periods of improvements in charter rates.  Involvement in this spot charter market increases the relative volatility of our cash flows from operations and exposes us to the risk of declining charter rates, which may have a materially adverse impact on our financial performance.  If we employ vessels on time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses, Charter Hire Expenses and Commissions

We incur voyage expenses that include port and canal charges and fuel (bunker) expenses. Port and canal charges and bunker expenses are primarily recognized when vessels are employed on COAs and spot charters because these expenses are generally, according to general market practice, for the account of the vessel owner or time charterer.  These expenses are incurred for both owned and chartered-in vessels that we employ for such voyage.

Charter hire expenses are the costs incurred on all chartered-in vessels.  They are the hire expenses paid to the vessel owners, and include crew and equipment costs.

As is common in the shipping industry, we also pay brokerage commissions ranging from 1.25% to 8.0% of the total daily charter or per tonne rate of each charter or COA to unaffiliated ship brokers and in-house brokers associated with our customers.  The ultimate brokerage commission payable per charter or contract will depend upon the number of brokers involved with arranging the charter or contract.  We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the overall amount of our voyage expenses, charter hire expenses and commissions will increase in the future due to the increase in the number of vessels in our owned and chartered-in fleet.

Vessel Operating Expenses

Vessel operating expenses are relevant for our owned fleet and include crew wages and related costs, insurance, expenses relating to repairs and maintenance, spare and consumable stores and other miscellaneous expenses.  We do not bear the vessel operating expenses for our chartered in fleet, as these are borne by the owners of these vessels.  Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our owned fleet.  We expect that the amount of our total voyage operating expenses will increase due to the increase in the number of vessels in our owned fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel related expenses, payroll, office leases, legal and accounting fees and other general expenses.  We expect general and administrative expenses to increase as a result of the expansion of our fleet, growing business and costs associated with running a public reporting company, including the preparation of disclosure documents, director and employee compensation, incremental director and officer liability insurance costs, legal and accounting costs and costs related to compliance with applicable United States securities laws and accounting principles.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard for the vessels and barges, and 30 years for the tugs.  Vessels that are over 25 years old are depreciated on a straight line basis from date of acquisition to the scheduled date of the next special survey. Depreciation is based on cost less the estimated residual value.  We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.  Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension).  We expect depreciation charges to increase due to the planned expansion of our owned fleet.

Taxation

We currently operate under the United Kingdom tonnage tax regime for corporation tax purposes.  Under this regime, subject to our continued qualification and compliance with certain conditions, we are taxed on the tonnage of our fleet, rather than on corporate income earned from operations.

Our election to be taxed under the tonnage tax regime is effective until 2014 and we may make a re-election to be taxed under this regime for an additional 10 years at any point up to 2014.  Maintaining our tonnage tax qualification requires us to charter-in no more than 75% of our net owned and chartered-in tonnage during a rolling 12-month accounting period.  Exclusion from the United Kingdom tonnage tax regime may occur where this 75% limit is breached in two or more consecutive annual accounting periods.  Accordingly, we have strict management controls in place to actively monitor our business to comply with the requirements.

While we exceeded the 75% limit on chartered-in tonnage in 2007, we expect to be compliant with this limit at the end of the 2008 accounting period and, consequently, to stay within the United Kingdom tonnage tax regime.

Under the United Kingdom tonnage tax regime, our effective tax rate, defined as our tax expense expressed as a percentage of our income before taxes, was approximately 3% for 2007 and 6% for 2006.  To the extent we elect to write and operate additional chartered-in business out of existing subsidiaries located outside of the United Kingdom in order to manage our 2008 growth in excess of the limits of the tonnage tax regime, we may attract tax on profits from such additional chartered in business in such other jurisdictions.  We do not expect, however, our effective tax rate for the 2008 fiscal year to be in excess of 5%.

Our current corporate structure enables the effective and tax efficient management of our owned and chartered-in fleet and provides opportunities for mitigating the risk of breaching the 75% limit described above in the future.  It enables new incremental chartered-in business to be conducted through tax efficient subsidiaries which we intend to establish in those jurisdictions that also provide business growth opportunities, thereby ensuring that the chartered-in tonnage in the United Kingdom remains within the limits of the tonnage tax regime, while avoiding tax on the repatriation of profits.

If we were excluded from the United Kingdom tonnage tax regime, we would become subject to normal United Kingdom corporation tax rules, with our profits taxable at 28% going forward.  Any such exclusion would be entirely prospective from the date of exclusion from the regime.  Had we been outside of the United Kingdom tonnage tax regime for the fiscal year ended December 31, 2007 and the six months ended June 30, 2008, we estimate that, applying this 28% tax rate, we would have paid corporation tax on our pre-tax profits of approximately $13.3 million and $17.8 million, respectively, excluding any benefits from temporary differences.  In addition, if we were excluded from the United Kingdom tonnage tax regime, we would be required to record a deferred tax liability.  Assuming we were excluded from the United Kingdom tonnage tax regime at the end of 2008, we estimate that we would have to record a deferred tax liability of approximately $13.8 million as of January 1, 2009.  From that date, we would also need to start accruing our tax expense on the basis of the applicable United Kingdom corporation tax rate.  See “Risk Factors—Risks Related to Our Business—The rapid growth of our chartered in fleet may disqualify us from the United Kingdom tonnage tax regime and could result in an increased tax burden on future earnings as well as a significant one time charge from the recognition of a deferred tax liability” in our Registration Statement on Form F-1.

Operational Metrics

We believe the following operational metric is an important measure for analyzing trends in our results of operations as it relates to both our owned and chartered-in fleet:

Time-Charter Equivalent (TCE) Rates

We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards.  TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters and COAs, because charter rates for vessels on spot charters and COAs are generally not expressed in per-day amounts.  Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between periods of reported revenues that are generated by the different forms of charter.  The

TCE rates we present are gross of the effects of any forward freight agreements, or FFAs, we may enter into, as more fully described under “—Qualitative and Quantitative Disclosures About Market Risk” below.

We believe the following operational metrics are important measures for analyzing trends in our results of operations as they relate only to our owned fleet:

Available days

We define available days as the total number of days in a period during which each vessel in our owned fleet was in our possession, excluding scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys.  The shipping industry uses “available days” to measure the number of days in a period during which vessels are available to generate revenues.

Operating days

We define operating days as the total number of days in a period during which each vessel in our owned and chartered in fleet was earning revenue.

Fleet utilization

We calculate fleet utilization by dividing the number of our operating days during a period by the number of available days during that period.  The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

Daily vessel operating expenses

We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by the operating days for the relevant period.

The following table reflects our fleet utilization, TCE rates and daily vessel operating expenses for our owned fleet for the period indicated.

Vessel Name	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses
		($ per day)		($)
Year ended December 31, 2004
Explorer II(1)	100%	21,867		4,739
Challenger II(1)	100%	24,178		5,839
Adventure II	100%	16,974		4,870
Voyager II	100%	21,845		9,986
Year ended December 31, 2005
Explorer II	100%	21,581		4,381
Challenger II	100%	19,850		4,246
Adventure II	100%	17,952		4,888
Voyager II	100%	16,885		6,372
Discovery II	100%	12,722		8,211
Year ended December 31, 2006
Explorer II	100%	13,748		5,759
Challenger II	100%	12,074		5,102
Adventure II	100%	12,263		4,450
Voyager II	100%	15,484		6,449
Discovery II	100%	13,724		4,924
Tugs & Barges (in aggregate)	100%	30,345	(2)	10,317	(2)
Year ended December 31, 2007
Explorer II	100%	11,982		4,937
Challenger II	100%	11,841		4,630

Vessel Name	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses
		($ per day)		($)
Adventure II	100%	19,699		4,827
Voyager II	87%	20,552		6,486
Discovery II	94%	18,045		6,814
Navigator II(3)	93%	22,067	(12)	6,410	(11)
Endurance II(4)	91%	19,667	(12)	8,302	(11)
Commander II(5)	100%	15,091	(12)	4,977	(11)
Endeavour II(6)	92%	24,906	(12)	6,718	(11)
Enforcer II(7)	100%	14,913		5,253	(11)
Tugs & Barges (in aggregate)	100%	28,636	(2)	19,191	(2)
Three Months ended June 30, 2008
Explorer II	100%	23,413		5,861
Challenger II	100%	25,781		5,238
Adventure II	100%	29,193		7,027
Voyager II	100%	30,053		13,313
Discovery II	100%	36,956		11,555
Navigator II	94%	25,888	(12)	7,892
Endurance II	91%	15,789	(12)	11,546
Commander II	97%	14,718	(12)	8,087
Endeavour II	96%	21,531	(12)	8,453
Enforcer II	100%	14,838		8,635
Defiant II(8)	99%	7,387		8,387	(11)
Ice Trader II(9)	100%	93,673		6,576	(11)
Ice Power II(10)	100%	53,260		7,291	(11)
Tugs & Barges (in aggregate)	100%	34,831		22,003
Six Months ended June 30, 2008
Explorer II	100%	24,789		5,540
Challenger II	78%	14,009		6,891
Adventure II	100%	22,260		6,684
Voyager II	100%	26,839		11,633
Discovery II	100%	32,923		10,728
Navigator II	94%	18,142	(12)	6,703
Endurance II	93%	19,789	(12)	10,034
Commander II	98%	14,387	(12)	6,524
Endeavour II	96%	20,956	(12)	8,301
Enforcer II	100%	14,904		7,102
Defiant II(8)	99%	7,608		7,342	(11)
Ice Trader II(9)	100%	89,745		6,673	(11)
Ice Power II(10)	100%	60,329		8,292	(11)
Tugs & Barges (in aggregate)	100%	30,678		20,499

(1)	In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.
(2)	Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses, but are presenting aggregate values instead.
(3)	We took delivery of this vessel on February 27, 2007.
(4)	We took delivery of this vessel on April 10, 2007.
(5)	We took delivery of this vessel on May 2, 2007.
(6)	We took delivery of this vessel on May 8, 2007.
(7)	We took delivery of this vessel on July 11, 2007.
(8)	We took delivery of this vessel on January 16, 2008.
(9)	We took delivery of this vessel on February 14, 2008.
(10)	We took delivery of this vessel on February 18, 2008.
(11)	A portion of these costs is associated with the acquisition of spare parts which were required as a result of it joining our fleet.

(12)

This is the minimum guaranteed income as we may charter back in our own vessels from time to time. See note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report, as well as the “—Results of Operations” discussion below.

Results of Operations

Three Months Ended June 30, 2008 Compared to the Three Months Ended June 30, 2007

Revenues

For the three months ended June 30, 2008, total revenue increased by $243.6, or 220.9%, to $353.9 million as compared to the three months ended June 30, 2007.  The increase in revenues was driven by an increase in the demand from customers for our services, as well as an increase in our controlled fleet and a stronger charter rate environment.

The average number of vessels we chartered in for the three months ended June 30, 2008 was 56 compared to 28 in the three months ended June 30, 2007.  The number of days in which we operated these vessels to satisfy the growing demand for our services increased to 5,139 days in the three months ended June 30, 2008 from 2,465 days in the three months ended June 30, 2007.  This increase has been driven by an increase in COAs for coal and the expansion of trade routes into fertilizers, grain and iron ore commodities as a result of key hires in our chartering team.  Tonnes of cargo shipped increased significantly during this period to 5,097 for the three months ended June 30, 2008 compared with 2,891 tonnes of cargo shipped for the three months ended June 30, 2007.

The total available days of our owned fleet increased to 1,251 days for the three months ended June 30, 2008 compared with 817 days for the three months ended June 30, 2007.  This increase was primarily due to the increase in the size of our fleet by 4 vessels during the relevant period.  In the three months ended June 30, 2008, we also experienced a stronger charter rate environment with average daily TCE rates on our owned vessels increasing to $30,522 compared to $21,019 in the three months ended June 30, 2007.  Average daily TCE rates on our chartered in vessels for the same periods were $47,385 compared to $26,762, respectively.

The strong charter rate environment we have experienced is due to strong economic growth that resulted in growth in demand for seaborne trade, particularly in China. Significant increases in the volume of commodities purchased by Asian countries, especially China and India, combined with limited drybulk capacity caused by shipyard constraints, have contributed to a high charter rate environment.

Revenues from COAs and voyage revenues increased to $179.7 million in the three months ended June 30, 2008 compared to $88.6 million in the three months ended June 30, 2007.  This increase was largely due to increased coal volumes shipped from the Baltic region coupled with an increase in charter routes and the increase in our chartered in tonnage.

Time charter revenues significantly increased to $149.9 million in the three months ended June 30, 2008 compared to $15.4 million in the three months ended June 30, 2007.  This was due to the increase in our controlled fleet, as well as the effects of a farmers strike in Argentina.  This resulted in the vessels that were due to ship agricultural products in this region being profitably re-let on time charter out arrangements.

Demurrage and other revenues increased to $16.3 million compared to $6.2 million during this period, principally due to the increased size of our fleet and continuing port congestion.

During the three months ended June 30, 2008, we entered into 29 drybulk forward freight agreements (FFAs) as economic hedges relating to identifiable ships or cargo positions.  The changes in net unrealized gains on FFAs amounted to $7.9 million for this period.  We did not enter into any FFAs during the first six months of 2007.

Voyage Expenses, Charter Hire Expense and Commissions

Total voyage expenses in the three months ended June 30, 2008 were $63.9 million compared with $22.7 million in the three months ended June 30, 2007.  This increase was due to the increase in our chartered-in fleet as a result of increased demand for our services.  Charter hire expenses in the three months ended June 30, 2008 were $198.2 million compared with $58.5 million in the three months ended June 30, 2007.  This is an increase of $139.7 million and was a result of the increase in the size of our chartered-in fleet to 90 vessels for the three months ended June 30, 2008 compared to 57 vessels for the three months ended June 30, 2007, as well as higher day rates.  Commissions increased to $13.3 million in the three months ended June 30, 2008 compared with $3.7 million in the three months ended June 30, 2007.  This increase is in line with our increase in revenues, and accounts for approximately 4% of total revenues.

Vessel Operating Expenses

Total vessel operating expenses in the three months ended June 30, 2008 were $11.7 million compared with $5.4 million in the three months ended June 30, 2007, an increase of $6.3 million or approximately 116.7%.  This increase was primarily attributable to the costs associated with operating a larger fleet of owned vessels.  Excluding our tugs and barges and vessels acquired in the second and third quarters of 2007 and the first quarter of 2008 (Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II and Ice Power II), our average daily operating expenses per vessel in the three months ended June 30, 2008 were $8,481 compared with $5,055 in the three months ended June 30, 2007, reflecting an increase of $3,426 or 67.8%, per vessel. This was due to the increased maintenance costs associated with our fleet and off-hire periods. The daily operating expenses in the three months ended June 30, 2008 for the Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II and Ice Power II, our most recently acquired vessels, were $11,546, $8,453, $8,087, $8,635, $8,387, $6,576 and $7,291, respectively.  The higher daily operating expenses for these most recently acquired vessels were attributable to the acquisition of additional spare parts during each vessel’s first months in our fleet. Total daily operating expenses, in the aggregate, for our tugs and barges in the three months ended June 30, 2008 were $22,003 as compared to $15,376 in the three months ended June 30, 2007.  This overall increase in daily operating expenses was a result of significant repair costs and increases in crew wages.

Depreciation and Amortization

Depreciation and amortization in the three months ended June 30, 2008 was $10.3 million compared with $5.8 million in the three months ended June 30, 2007, an increase of $4.5 million or 77.6%.  This increase was a result of the addition of 7 vessels to our owned fleet. The Endeavour II, Endurance II, and Commander II were acquired during the three months ended June 30, 2007. The Enforcer II was acquired in July 2007, and Ice Power II, Ice Trader II and Defiant II were acquired in the three months ended March 31, 2008.

General and Administrative Expenses

General and administrative expenses in the three months ended June 30, 2008 were $18.8 million compared to $6.3 million in the three months ended June 30, 2007, an increase of $12.5 million or 198.4%.  Compensation costs increased during the three months ended June 30, 2008 by approximately $6.0 million due to rises in salaries, a bonus accrual for 2008/2009 and the recruitment of 26 additional staff. There has also been a quarterly compensation charge for the stock options granted of $1 million for the three months ended June 30, 2008. In addition, we also experienced increased costs associated with business development expenses, and legal and accounting fees of $0.6 million. There was an increase in travel and entertaining of $0.4 million due to the increased marketing activity with our customers. The provision for bad debts increased by $2.7 million and was as a result of monies due from customers not being collected due to a delay in invoices being raised.

Interest and Finance Costs

Interest and finance costs were $5.7 million in the three months ended June 30, 2008 compared to $5.8 million in the three months ended June 30, 2007.

Interest Income

Interest income in the three months ended June 30, 2008 was $0.2 million compared to $1.0 million in the three months ended June 30, 2007, a decrease of $0.8 million or 80%.  This decrease was due to the reduced balance in the vessel acquisition account. The proceeds had been fully utilised at June 30, 2008 compared to the unused portion of proceeds of $18.3 million at June 30, 2007.

Taxation

Taxation in the three months ended June 30, 2008 was $0.8 million compared with $0.2 million for the three months ended June 30, 2007, an increase of $0.6 million.  This is a result of the increase in the number of vessels operated, and as a direct result, an increase in the liability for cadet training.

Loss on Early Extinguishment of Debt

For the three months ended June 30, 2008 we recorded a one time charge to our income statement at the closing of our recent equity offering, representing the excess of the aggregate price paid by us in redeeming the senior secured notes over the carrying value of the debt on our balance sheet. The one time charge amounted to $31.5 million. In addition, upon satisfaction and discharge of the indenture governing the senior secured notes we wrote off deferred financing costs relating to our senior secured notes of $5.4 million.

Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007

Revenues

For the six months ended June 30, 2008, total revenue increased by $482.5, or 281.0%, to $654.1 million as compared to the six months ended June 30, 2007.  The increase in revenues was driven by an increase in customer demand for our services, as well as an increase in our controlled fleet and a stronger charter rate environment.

The average number of vessels we chartered in for the six months ended June 30, 2008 was 54 compared to 23 in the six months ended June 30, 2007.  The number of days in which we operated these vessels to satisfy the growing demand for our services increased to 9,777 days in the six months ended June 30, 2008 from 4,144 days in the six months ended June 30, 2007.  This increase has been driven by the increase in our chartered-in fleet, itself driven by the increase in demand for our services.  Tonnes of cargo shipped increased significantly during this period to 10,494 for the six months ended June 30, 2008 compared with 5,365 tonnes of cargo shipped for the six months ended June 30, 2007.

The total available days of our owned fleet increased to 2,418 days for the six months ended June 30, 2008 compared with 1,389 days for the six months ended June 30, 2007.  This increase was primarily due to the acquisition of an additional seven vessels during this period.  In the six months ended June 30, 2008, we also experienced a stronger charter rate environment with average daily TCE rates on our owned vessels increasing to $28,383 compared to $19,162 in the six months ended June 30, 2007.  Average daily TCE rates on our chartered in vessels for the same periods were $45,234 compared to $23,647, respectively.

The strong charter rate environment we have experienced is due to strong economic growth that resulted in growth in demand for seaborne trade, particularly in China. Significant increases in the volume of commodities purchased by Asian countries, especially China and India, combined with limited drybulk capacity caused by shipyard constraints, have contributed to a high charter rate environment.

In the six months ended June 30, 2008, we increased our owned fleet by acquiring an additional 3 vessels.  These acquisitions, along with the one additional vessel acquired in July 2007, enabled us to increase our operating days.  During the same period in 2007 we acquired an additional 4 vessels.

Revenues from COAs and voyage revenues increased to $376.5 million in the six months ended June 30, 2008 compared to $133.6 million in the six months ended June 30, 2007.  This increase was due to an increase in customer demand for the shipment of commodities, in particular coal shipped from the Baltic region, through the development of our existing customer base with the acquisition of new high quality customers and an increase in charter rates and chartered in tonnage.  There has also been a significant rise in the number of Panamax vessels operated as a result of the establishment of a dedicated team of brokers to deal with this type of vessel.

Time charter revenues significantly increased to $233.1 million in the six months ended June 30, 2008 compared to $28.0 million in the six months ended June 30, 2007.  This was due to the increase in our controlled fleet, as well as an increase in rates in the drybulk market and the effect of the farmers strike in Argentina which resulted in the vessels that were due to ship agricultural products in this region being profitably re-let on time charter out arrangements.

Demurrage and other revenues increased to $28.7 million compared to $9.9 million during this period, principally due to the increased size of our fleet and continuing port congestion.

During the six months ended June 30, 2008, we entered into 37 drybulk forward freight agreements (FFAs) as economic hedges relating to identifiable ships or cargo positions.  The changes in net unrealized gains on FFAs amounted to $15.7 million for this period.  We did not enter into any FFAs during the first six months of 2007.

Voyage Expenses, Charter Hire Expense and Commissions

Total voyage expenses in the six months ended June 30, 2008 were $127.6 million compared with $40.6 million in the six months ended June 30, 2007. This increase was due to the increase in our chartered-in fleet and the additions to our owned fleet, which were operated on voyage charters. Charter hire expenses in the six months ended June 30, 2008 were $357.3 million compared with $87.8 million in the six months ended June 30, 2007. This is an increase of $269.5 million and was a result of the increase in the number of vessels chartered in, coupled with an increase in rates in the dry bulk market. Commissions increased to $24.1 million in the six months ended June 30, 2008 compared with $5.6 million in the six months ended June 30, 2007. This increase is in line with our increase in revenues, and accounts for approximately 4% of total revenues.

Vessel Operating Expenses

Total vessel operating expenses in the six months ended June 30, 2008 were $20.8 million compared with $8.9 million in the six months ended June 30, 2007, an increase of $11.9 million or approximately 133.7%.  This increase was primarily attributable to the costs associated with operating a larger fleet of vessels acquired in the second and third quarters of 2007, and the first quarter of 2008. Excluding our tugs and barges and most recently acquired vessels (Navigator II, Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II and Ice Power II), our average daily operating expenses per vessel in the six months ended June 30, 2008 were $8,295 compared with $4,692 in the six months ended June 30, 2007, reflecting an increase of $3,603 or 76.8%, per vessel.  This was due to the increased maintenance costs associated with our fleet and off-hire periods, mainly relating to the repairs to the cranes and engines of Voyager II, Challenger II and Discovery II. The daily operating expenses in the six months ended June 30, 2008 for the Navigator II, Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II and Ice Power II were $6,703, $10,034, $8,301, $6,524, $7,102, $7,342, $6,673 and $8,292, respectively.  The higher daily operating expenses for these recently acquired vessels were attributable to the acquisition of additional spare parts during each vessel’s first months in our fleet.  Total daily operating expenses, in the aggregate, for our tugs and barges in the six months ended June 30, 2008 were $20,499 as compared to $13,953 in the six months ended June 30, 2007.  This overall increase in daily operating expenses was a result of significant repair costs and increases in crew wages.

Depreciation and Amortization

Depreciation and amortization in the six months ended June 30, 2008 was $19.5 million compared with $8.5 million in the six months ended June 30, 2007, an increase of $11.0 million or 129.4%.  This increase was a result of the increase in our owned fleet. In 2007 we acquired Navigator II in the first quarter of 2007, Endeavour II, Endurance II, and Commander II in the second quarter of 2007, and Enforcer II in the third quarter. A further 3 vessels, Ice Power II, Ice Trader II and Defiant II were acquired in the first quarter of 2008.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2008 were $29.3 million compared to $8.4 million in the six months ended June 30, 2007, an increase of $20.9 million or 250.2%.  Compensation costs increased during the six months ended June 30, 2008 by approximately $12.7 million due to the rises in salaries, a bonus accrual for 2008/2009, and the recruitment of 26 additional staff.  There has also been a quarterly compensation charge for the stock options granted of $1 million for the three months ended June 30, 2008. Office costs also rose by approximately $0.7 million in the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, as a result of increased costs associated with a higher headcount. There was an increase in travel and entertaining of $0.6 million due to the increased marketing activity with our customers. In addition, we also experienced increased costs associated with business development expenses, and legal and accounting fees of $1.5 million.

Interest and Finance Costs

Interest and finance costs were $11.8 million in the six months ended June 30, 2008 compared to $11.6 million in the six months ended June 30, 2007, an increase of $0.2 million.  The increase in these costs was a result of the interest costs associated with our secured bridge loan facility entered into with Lloyds TSB Bank Plc. This facility was repaid with some of the proceeds from the Initial Public Offering in June 2008.

Interest Income

Interest income in the six months ended June 30, 2008 was $0.6 million compared to $3.0 million in the six months ended June 30, 2007, a decrease of $2.4 million or 80%.  This decrease was a result of the proceeds in the vessel acquisition account being fully utilised in 2008. The unused portion of proceeds at June 30, 2007 was $18.3 million.

Taxation

Taxation in the six months ended June 30, 2008 was $0.9 million compared with $0.2 million for the six months ended June 30, 2007, an increase of $0.7 million.  This is a result of the increase in the number of vessels operated, and as a consequence has resulted in an increase in cadet training requirements.

Loss on Early Extinguishment of Debt

For the six months ended June 30, 2008 we recorded a one time charge to our income statement at the closing of our recent equity offering, representing the excess of the aggregate price paid by us in redeeming the senior secured notes over the carrying value of the debt on our balance sheet. The one time charge amounted to $31.5 million. In addition, upon satisfaction and discharge of the indenture governing the senior secured notes we wrote off deferred financing costs relating to our senior secured notes of $5.4 million.

Liquidity and Capital Resources

Our sources of liquidity include cash balances, cash flow from operations and other debt and equity issuances.  Our primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances.  Our long-term sources of funds will also be cash from operations and other debt or equity financings.  Our liquidity needs fluctuate depending on a number of factors, including: the amount of capacity that we charter in; demand for our services; and costs associated with fuel and port fees.  To date, our principal use of funds has been expenditures to establish and expand our owned fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.  Our management believes that its current cash balance and anticipated cash flow from operations will be adequate to meet our liquidity requirements for the next year.  Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, and our acquisition strategy which may involve the sale and purchase of additional vessels to strengthen our competitive position and maximize our profitability. See “Risk Factors—Risks Related to Our Business” in our Registration Statement on Form F-1.

We acquired a specialist self-unloading ice-class Handysize vessel, the Defiant II, for $5.7 million in January 2008.  We funded the acquisition of this vessel with proceeds held in the vessel acquisition account, as described below.

We acquired two 1995 built, ice-class Handymax vessels, Ice Trader II and Ice Power II, for approximately $71 million in the aggregate in February 2008.  We financed these acquisitions through cash available from operations and borrowings under our secured bridge facility entered into with Lloyds TSB Bank Plc in February 2008.  Pursuant to novation agreements with respect to the Ice Trader II and Ice Power II, we assumed existing time charters for these two vessels, each at a rate of $25,000 per day each for a specified period of time.  These vessels are required to be delivered to the charterer in June 2008 and September 2008, respectively.  The time charters expire on January 15, 2009 and 2010, respectively.

We entered into six memoranda of agreement, each dated November 8, 2007, for the acquisition of a total of six new-build, ice-class Panamax bulk carrier vessels for $59.4 million each ($356.4 million in the aggregate).  We expect to take delivery of these vessels by June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, respectively.  We funded the first installment for these six vessels in an amount of $71.3 million with the proceeds of our senior secured bridge facility entered into with affiliates of Goldman, Sachs & Co.  We repaid both of our secured bridge facilities with a portion of the proceeds from our recent equity offering.  We anticipate financing the remaining outstanding $285.1 million aggregate purchase price of these vessels through cash available from operations and additional debt or equity financings.  We may be unable to secure such financing on satisfactory terms and our inability to complete the acquisition of these vessels could harm our business, results of operations and financial condition.  Moreover, if the delivery of one or more of these vessels is cancelled, there is no assurance we would be able to recover any or all of the aggregate $71.3 million deposit we have already paid.  See “Risk Factors—Risks Related to Our Business—Delays in deliveries of the six new build, ice class Panamax vessels that we have agreed to purchase, or our inability to otherwise complete the acquisitions of these vessels, could harm our business, results of operations and financial condition” in our Registration Statement on Form F-1.

The above vessel acquisitions are subject to customary closing conditions and there can be no assurance that these vessels will be delivered on time or at all. See “Risk Factors—Risks Related to Our Business—Delays in deliveries of the six new build ice class Panamax vessels that we have agreed to purchase, or our inability to otherwise complete the acquisitions of these vessels, could harm our business, results of operations and financial condition” in our Registration Statement on Form F-1.

On November 16, 2006, our subsidiary, Britannia Bulk Plc, completed a private placement of $185.0 million in aggregate principal amount of 11% senior secured notes due 2011.  The senior secured notes were issued at a price of 93.622% of the principal amount of such notes.  Taking into account the discount rate, the senior secured notes yielded an effective interest rate of 13.8%.  The issuance of the senior secured notes resulted in net proceeds of $173.2 million.  The senior secured notes will mature on December 1, 2011 and interest was payable on the senior secured notes on each June 1 and December 1.  Britannia Bulk Plc’s senior secured notes were guaranteed on a senior secured basis by all of the existing subsidiaries and certain of its future subsidiaries.  On June 23, 2008, the closing date of our recent equity offering, our subsidiary Britannia Bulk Plc satisfied and discharged its obligations under the senior secured notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of our recent equity offering, drawings under its new secured term loan facility and amounts held in the vessel acquisition account for the senior secured notes.  Britannia Bulk Plc has redeemed its senior secured notes in full in accordance with the provisions of the indenture governing the notes.

On May 23, 2008, Britannia Bulk Plc, entered into a loan facility agreement with Lloyds TSB Bank Plcs arranger and Nordea Bank Denmark A/S as facility agent and security trustee (the “Facility Agreement”). The facility provided under the Facility Agreement consists of a term loan facility (the “Facility”) of US$170.0 million and is for the purpose of providing Britannia Bulk Plc with funds which, together with the proceeds of our recent equity offering and cash on hand, was used to refinance the existing senior secured bridge facility and the secured bridge facility, each as described above, as well as the senior secured notes of Britannia Bulk Plc.  The Facility bears interest at a rate equal to USD LIBOR, plus a margin of 1.75% per annum on the outstanding Facility amount.  The Facility is for a term of five years from the date of drawdown.  The Facility amount will be partly repaid in 20 consecutive quarterly instalments in line with the agreed repayment schedule set out in the Facility Agreement, with the first instalment becoming due and payable approximately three months after the date of drawdown.  An additional final balloon instalment equal to the outstanding Facility amount will become due simultaneously together with the twentieth instalment.

Cash Flows from Operating, Investing and Financing Activities

Our cash and cash equivalents decreased to $51.6 million as of June 30, 2008 as compared to $23.2 million as of June 30, 2007.  We define working capital as current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $32.2 million as of June 30, 2008 compared with a surplus of $48.2 million as of June 30, 2007. The decrease in working capital is due to the funds within the vessel acquisition account of $18.3 million at June 30, 2007 being used to fund the acquisition of additional vessels.  The new term loan facility has reduced our working capital by $48 million relating to the repayments due within one year.

Our net cash provided by operating activities during the six months ended June 30, 2008 was $52.0 million compared to $11.0 million during the six months ended June 30, 2007.  The substantial increase was largely a result of the additional revenues generated from the operation of the increased controlled fleet, partially offset by associated costs generated by the additional owned fleet and the increase in chartered-in vessels in operation during the period.  Accounts payable, accrued expenses and other liabilities increased by $21.9 million in the six months ended June 30, 2008, compared to the six months ended June 30, 2007.  This is due to the increase in the number of voyages performed. Drydocking expenditure increased by $5.9 million for the six months to June 30, 2008. Challenger II, Vornaes II, Iholm II, and Troense II went into drydock during this period.

Our net cash used in investing activities for the six months ended June 30, 2008 was $79.8 million compared to $1.8 million for the six months ended June 30, 2007.  In the six months ended June 30, 2008, net cash used in investing activities related to the payments for the vessels Ice Power II, Ice Trader II and Defiant II.

Our net cash provided by financing activities was $24.2 million for the six months ended June 30, 2008 compared to cash used in financing activities of $3.2 million during the six months ended June 30, 2007.  In the six months ended June 30, 2008, the increase related to $170.0 million proceeds from the Lloyds TSB Bank and Nordea Bank Denmark A/S loan facility, and the proceeds from the equity offering (net of issuance costs) of $111.9 million. These have been offset by the repayment of the senior secured notes of $176.1 million (being the original value of the notes of $185.0 million less the unamortised discount of $8.9 million) and the repayment of the short-term senior secured facility of $75.9 million and the secured facility of $30.0 million.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2008:

	Less than one year	One to three years	Three to five years	More than five years	Total
	($ in millions)
Long-term debt obligations(1)	24.0	76.0	48.0	22.0	170.0
Short-term debt obligations(2)	—	—	—	—	—
Interest payments on long-term debt	3.5	9.3	4.2	0.5	17.5
Operating lease commitments(3)	0.1	0.6	0.5	0.4	1.6
Charter hire payments	463.1	661.9	294.8	213.9	1,633.7
Purchase obligations	43.8	285.1	—	—	328.9
	534.5	1,032.9	347.5	236.8	2,151.7

(1)	Represents the new secured term loan facility with Lloyds TSB Bank Plc and Nordea Bank Denmark A/S. The facility was for $170.0 million which was drawn down in full on June 20, 2008.
(2)	We repaid our short term debt obligations in full with a portion of the proceeds from our recent equity offering.
(3)	Consisting of rent on our London head office accommodation.

See “Liquidity and Capital Resources” above for a description of the contractual obligations we have in respect of (1) the six memoranda of agreement, each dated November 8, 2007, we entered into for the acquisition of a total of six new-build, ice-class Panamax bulk carrier vessels, each costing $59.4 million ($356.4 million in the aggregate) and (2) the loan facility agreement that our wholly owned subsidiary, Britannia Bulk Plc, as borrower, entered into on May 23, 2008, with Lloyds TSB Bank Plc as arranger and Nordea Bank Denmark A/S as facility agent and security trustee.

We charter in a significant majority of our operated fleet and rely on COAs, time charters and the spot charter market to fill demand for these vessels.  The rates we pay to charter in vessels are fixed until the termination of the charter in contract, which may be more than five years after the date we enter into the contract.  In contrast, the competitive COA, time charter and spot charter markets are characterized by highly volatile rates which may fall below the rates we pay to charter in vessels, making operation of such vessels unprofitable.  In addition, general volatility in the demand for drybulk shipping services may impact our ability to keep our chartered in vessels fully employed for the duration of their charters.  We base our chartering in decisions on our expectations of vessel supply and demand and how the COA, time charter and spot charter markets will perform, but cannot guarantee that these expectations will prove accurate.  We are therefore exposed to a decrease in charter rates or our inability to fully employ our chartered in vessels through COAs, time charters or spot charters.  We have recently started to hedge some of these exposures through forward freight agreements, or FFAs.  See “—Qualitative and Quantitative Disclosures About Market Risk—Forward Freight Agreements”.

With respect to our charter hire payments, as of June 30, 2008, we had charter-in contracts for a total of 85 vessels for an average remaining term of 539 days and at an average daily charter-in rate of $36,943.  The following table provides a breakdown of the average remaining terms and average daily charter-in rate by vessel type as of June 30, 2008:

Vessel Type	Number of Chartered-in Vessels	Average Remaining Term (days)	Average Daily Charter-in Rate

Panamax	43	653	$43,712
Handymax	29	485	27,387
Handysize	13	282	23,133
Total	85	539	$36,943

Of these charters, 53 had already commenced as of June 30, 2008, while others will not commence (and the relevant chartered-in vessels will not be delivered) for several more months or years. For a maturity breakdown of our payment obligations under our charter-in contracts as of June 30, 2008, see the first table under “—Contractual Obligations” above.

We have entered into time charters and COAs with our customers that we expect to perform in the remainder of 2008 and, to a lesser extent, in 2009 and subsequent periods.  These contracts provide contractual coverage for a portion of our combined owned and chartered-in capacity for these periods.  We expect to employ our remaining capacity through a combination of further time charters and COAs as well as spot charters, depending on customer demand and market conditions.

As of June 30, 2008, our expected COA and time-charter revenues from these existing contracts are as follows for the periods specified:

	Remainder of 2008	2009	Total
	($ in millions)

Revenues from Existing Time Charters(1)	$123.4	$32.4	$155.8
Revenues from Existing COAs(2)	134.4	170.1	304.5
Total	$257.8	$202.5	$460.3

(1)

Combined for our own fleet and our chartered-in fleet. Of the amounts shown for the remainder of 2008 and for 2009, 2% and 8%, respectively, relate to our owned fleet, and the balance to our chartered-in fleet.

(2)	Reflects certain assumptions about the staggered performance of such contracts based on our past experience.

We may fulfill our commitments under our COAs with our chartered-in fleet or the portion of our owned fleet not otherwise employed on time charters.  For the purposes of allocating our COA revenues to the specified periods, we have made certain assumptions about the staggered performance of such contracts based on our past experience.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We entered into memoranda of agreement for the acquisition of six new Panamax vessels for an aggregate consideration of $356.4 million.  See “—Liquidity and Capital Resources”.  In addition, we intend to further expand our fleet with cash available from operations and debt or equity financings.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2012 for our current fleet and our fleet to be delivered to be:

Year	Estimated Drydocking Costs
($ in millions)

2008	$8.2
2009	13.5
2010	7.3
2011	6.4
2012	3.9

The estimated capital expenditures set forth above include approximate costs for 2008 and subsequent years due to delivery of new vessel acquisitions.  We believe that the funding of these costs will be met with cash we generate from operations.

Effect of Consummation of Our Recent Equity Offering and the Refinancing and Repayment of Existing Debt

Upon satisfaction and discharge of the indenture governing the senior secured notes described above, we recorded a one time charge to our income statement at the closing of our recent equity offering, representing the excess of the aggregate price paid by us in redeeming the senior secured notes over the carrying value of that debt on our balance sheet.  This one time charge amounted to $36.9 million.  In addition, upon satisfaction and discharge of the indenture governing the senior secured notes we wrote off deferred financing costs relating to our senior secured notes of $5.4 million.

Executive Share Option Plan 2008

On June 2, 2008, we granted options under the Britannia Bulk Holdings Inc’s Executive Share Option Plan 2008 to certain key employees relating to an aggregate of 1,025,539 shares at an exercise price of $11.90 per share.  These options provide for graded vesting, with 25% vesting on the first day of trading of our common stock, 25% vesting on the date that is 180 days following the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date.

We are required to expense the grant date fair value of these options over their vesting period in accordance with SFAS 123R.  In accordance with this standard, we estimate the total compensation cost related to the options granted on June 2, 2008 to be $3.9 million.  This cost will be recognized over the vesting period commencing on June 17, 2008, the date of completion of our recent equity offering.  We recognized $1.0 million on the closing of our recent equity offering. As of June 30, 2008 unrecognised compensation expenses associated with the options was $2.9 million, which the company expects to recognise over the next 4.5 years.    The vesting of options will be accelerated upon certain corporate events, including a change of control, merger, a consolidation, a sale of all or substantially all of our consolidated assets.  See “Critical Accounting Policies—Executive Share Option Plan 2008”.

Qualitative and Quantitative Disclosures About Market Risk

Forward Freight Agreements

We are exposed to decreases in charter rates or our inability to fully employ our chartered in vessels through COAs, time charters or spot charters.  We enter into drybulk forward freight agreements, or FFAs, as economic hedges relating to identifiable ship or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business.  By utilizing drybulk shipping FFAs, we attempt to manage our financial risk associated with fluctuating market conditions.  When entering into FFAs, we assume the risk that counterparties may fail to meet the terms of their contracts.  None of our derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations.  The FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, which contracts generally range from one month to one year and settle monthly based on a published index.  Realized gains or losses from FFAs are recognized monthly concurrently with monthly cash settlements.  In addition, unrealized gains and losses resulting from marking these FFAs to market are recognized at period end.  Gains or losses on the FFAs not qualifying for hedge accounting are recorded in the statement of operations under “Gains/Losses on Forward Freight Agreements”.  Hedging activities in FFAs could lead to material fluctuations in our reported net income on a period-to-period basis.  See “Risk Factors—Risks Related to Our Business—Hedging activities in Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses that reduce our earnings”.  We classify cash flows related to derivate financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

During the three months ended June 30, 2008, we entered into 29 FFAs.  The realized and unrealized gains and losses on these FFAs have been recorded through the statement of operations. The net gains, inclusive of monthly settlements, from FFAs amounted to $7.9 million and $15.7 million for the three months ended June 30, 2008 and for the six months ended June 30, 2008, respectively.

The net unrealized gains on open FFAs resulting from the mark to market as of period end amounted to $6.6 million and $13.5 million for the three months ended June 30, 2008 and for the six months ended June 30, 2008, respectively.

The open drybulk shipping FFAs at the fair value settlement rates are summarized as follows:

	June 30, 2008	December 31, 2007

Short term FFA derivative asset	$27.4	$—
Short term FFA derivative liability	(13.9)	—
Net fair value on FFA contracts	$13.5	$—

The fair value of forward freight agreements is the estimated amount that we would receive or pay to trade out of the agreement at the reporting date based on a published index.

Interest Rates

Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding.  Following the completion of the offering of the senior secured notes and subsequent repayment of all our outstanding debt in 2006, we did not have any material exposure to interest rate changes because we did not have any significant floating rate debt outstanding, except for our secured bridge facilities which were repaid in full with a portion of the proceeds from our recent equity offering.  Our new term loan facility bears an interest rate of USD LIBOR plus 1.75%.  A variation in USD LIBOR of 100 basis points would result in a variation of $1.7 million in annual interest paid on the new term loan facility.  In respect of this new term loan facility, we have available a hedging line allowing Britannia Bulk Plc to hedge interest rate exposure for up to sixty percent (60%) of the original principal amount of this new term loan facility.

Foreign Exchange Rates

In the three months ended June 30, 2008, we generated 100% of our revenues in U.S. dollars, and incurred 92% of our operating expenses in U.S. dollars and 8% in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner.  We are therefore not exposed to significant foreign currency rate risk.  For accounting purposes, expenses incurred in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation

We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (including crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.  Inflationary pressures on bunker (fuel and oil) costs are not expected to have a material effect on our future operations.  In the case of our vessels, which are time chartered to third parties, it is the charterers who pay for the fuel.  If our vessels are employed under COAs or spot charters, freight rates are generally sensitive to the price of fuel.  However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

To mitigate the risk of such temporary effect, and in light of recent substantial increases in prices for crude oil and, as a result, bunker fuels, we have entered into an agreement in principle for the purchase of a fixed quantity of bunker fuels at a total fixed price of $47.4 million, to be delivered and paid for over a period ending on May 31, 2009.  The contract is designated as a cash flow hedge for accounting purposes and, accordingly, unrealized gains or losses resulting from changes in fuel prices will be recorded in other comprehensive income (loss), a component of stockholders’ equity. In the three months ended June 30, 2008 we recorded bunker fuel expenses of $31.6 million.

In the future, we may enter into additional cash flow hedge or other arrangements to protect against fluctuations in fuel prices.  There can be no assurance that we will enter into such arrangements or that they will be effective to protect us against such fluctuations.  If market prices for fuel move against the positions we have taken pursuant to such arrangements, we may experience losses.

Dividend Payments

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of up to 30% of our quarterly net income, or such other amount as our board of directors deems appropriate.  While there is no assurance we will do so, we expect to declare a dividend per share of $0.28 for the quarter ended September 30, 2008 in November 2008.

We have not historically paid dividends to our stockholders.  Had our dividend policy been in place since January 1, 2007, we believe that we would have been able to pay aggregate dividends of approximately $13.8 million during the fiscal year ended December 31, 2007, approximately $9.5 million for the three months ended March 31, 2008 and approximately $- million for the three months ended June 30, 2008.  This does not take into account contractual or other restrictions that may have been in effect at such times.  For the fiscal year ended December 31, 2007, we generated net income of $46.0 million and had a cash balance at period end of $55.2 million.  For the three month period ended June 30, 2008, we generated net loss of $5.6 million and had a cash balance at period end of $51.6 million.

Our new term loan facility will not prohibit us from paying dividends in accordance with our dividend policy so long as an event of default has not occurred and we are not, and after giving effect to such payment of the dividend would not be, in breach of a covenant included therein.  If we incur debt under the new term loan facility, however, the amount of cash that we have available to distribute as dividends in a period will be reduced by any interest or principal payments that we are required to make.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.  We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.  For a description of all of our significant accounting policies, see note 2 to our consolidated financial statements included in our Registration Statement on Form F-1.

Revenue Recognition

Revenues are generated from COAs, time charter and spot charters.  Revenues from time charters are recognized rateably over the periods of such charters. COAs and spot charter revenues are recognized on a pro rata basis over the duration of the voyage.  A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Losses on voyages are provided for in full at the time such losses can be estimated.  Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the spot charter.  Demurrage income is recognized when earned.

Impairment of Long-lived Assets

We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values.  In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.  We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value.  If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.  We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.

Depreciation and Amortization

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.  We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years.  We believe that a 25-year depreciable life is consistent with that used by other ship owners. Depreciation is based on cost less the estimated residual scrap value.  A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge.  When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred Drydocking Costs

Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating.  We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight-line basis over the period between drydocks.  Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

Allowance for Doubtful Accounts

Revenue is based on contracted charter parties and COAs, and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight.  In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability.  Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Fair Value of Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, trade accounts receivable and payable, derivative assets and liabilities, long-term debt and other receivables and payables.  In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date.  For the majority of financial instruments including long-term debt, standard market conventions and techniques are used to determine fair value.  All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.  The fair value of these financial instruments approximates their individual carrying amounts as of June 30, 2008 and December 31, 2007.

Forward Freight Agreements (FFAs)

We enter into drybulk FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business.  None of our derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations.  Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. Entering into FFAs could lead to material fluctuations in our reported net income on a period-to-period basis.  We classify cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.  The FFAs are recorded in the consolidated statements of operations under “Gain/Loss on forward freight agreement”.

Executive Share Option Plan 2008

With respect to our Executive Share Option Plan 2008, we adopted SFAS No. 123(R), Share Based Payments (“SFAS No. 123(R)”) which requires the measurement at fair value and recognition of compensation expense for all share based payments awards.

Determining the appropriate fair value model and calculating the fair value of employee stock options at the date of grant requires judgment.  We use the Black Scholes option pricing model to estimate the fair value of these share based awards consistent with the provisions of SFAS No. 123(R).  Option pricing models, including the Black Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk free rate of return.  The assumptions for expected volatility and expected life are the two assumptions that significantly affect the grant date fair value.  The expected dividend rate and expected risk free rate of return are not significant to the calculation of fair value.

Off-Balance Sheet Arrangements

As at June 30, 2008, we did not have any off-balance sheet arrangements, and we currently do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities: an amendment of FASB Statement No. 133 (SFAS 161), to revise the disclosure requirements of Statement 133 and provide financial statement users with a better understanding of how and why an entity uses derivative instruments, how an entity accounts for derivative instruments and to enhance disclosures that provide the effect of derivative instruments and related hedged items on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for both fiscal years and interim periods that begin after November 15, 2008.  The Company is currently evaluating the impact of SFAS 161 on its condensed consolidated financial statements.

PART II.  OTHER INFORMATION

ITEM 1.                                                    LEGAL PROCEEDINGS

We have not been involved in any legal proceedings that we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity.  From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.

ITEM 1A.                                           RISK FACTORS

There have not been any material changes to the risk factors affecting us, our business or our industry as previously disclosed in our Registration Statement on Form F-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi

Date: August 4, 2008	Fariyal Khanbabi Chief Financial Officer and Director